

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2022

Francesco Draetta
Chief Financial Officer
Omega Alpha SPAC
888 Boylston Street, Suite 1111
Boston , MA 02199

> **Re: Omega Alpha SPAC**
> **Form 10-K for the year ended December 31, 2021**
> **Form 10-Q for the quarter ended June 30, 2022**
> **File No. 001-39840**

Dear Francesco Draetta:

   We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

> Sincerely,
>
> Division of Corporation Finance
> Office of Real Estate & Construction